Exhibit 99.1

FOURTH QUARTER 2025
EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FOURTH QUARTER AND 2025 RESULTS

All amounts are in Canadian dollars and are based on our audited Annual and unaudited Interim Consolidated Financial Statements for the year and quarter ended October 31, 2025 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, unless otherwise noted. Our 2025 Annual Report (which includes our audited Annual Consolidated Financial Statements and accompanying Management’s Discussion & Analysis), our 2025 Annual Information Form and our Supplementary Financial Information are available on our website at rbc.com/investorrelations and on sedarplus.com.

TORONTO, December 3, 2025 – Royal Bank of Canada3 (RY on TSX and NYSE) today reported net income of $20.4 billion for the year ended October 31, 2025, up $4.1 billion or 25% from the prior year. Diluted EPS was $14.07, up 25% over the prior year reflecting growth across each of our business segments. Adjusted net income2 and adjusted diluted EPS2 of $20.9 billion and $14.43 were up 20% and 19%, respectively, from the prior year.

Our consolidated results include higher provisions on impaired loans, primarily in Commercial Banking, Personal Banking and Capital Markets. The PCL on impaired loans ratio1 was 37 bps, up 9 bps from the prior year.

Pre-provision, pre-tax earnings2 of $30 billion were up 30% from last year, mainly due to higher net interest income reflecting solid average volume growth in Personal Banking and Commercial Banking and higher spreads across most of our business segments. Higher revenues within both Global Markets and Corporate & Investment Banking in Capital Markets and higher fee-based revenue in Wealth Management reflecting market appreciation and net sales also contributed to the increase. These factors were partially offset by higher expenses driven by higher compensation on improved results and continued investments across our businesses. Pre-provision, pre-tax earnings2 for the current period includes the impact of five additional months of results from the acquisition of HSBC Bank Canada (HSBC Canada).

Our capital position remained robust with a CET1 ratio1 of 13.5% supporting solid volume growth. In addition, this year we returned $11.3 billion to our shareholders through common dividends and share buybacks.

Today, we declared a quarterly dividend of $1.64 per share reflecting an increase of $0.10 or 6%. For fiscal 2026, we have revised our ROE financial objective to 17%+ to reflect improving revenue productivity and cost efficiencies driven by the execution of our strategic initiatives.

“In 2025, we advanced our position as one of the world’s most trusted and successful financial institutions. RBC’s exceptional financial performance and strategic ambitions were a big part of that story, but it’s the way we achieved our results that continues to define our success. Our relentless client focus is shaping everything we do—from the way we’re expanding our global franchises to how we’re delivering the insights and trusted advice that help clients navigate a rapidly changing economy. As shared at our Investor Day, combining this with global connectivity and scale is the foundation for how RBC will continue creating long-term value for our 19+ million clients.

Looking to 2026, our financial strength remains one of our greatest advantages, underpinning our strong credit ratings and giving us the capacity to fund future growth and pursue our client-centric ambitions. This comes together with our diversified business model across segments and geographies, technology and data scale, our trusted brand and the hard work and dedication of employees across Team RBC.”

– Dave McKay, President and Chief Executive Officer of Royal Bank of Canada

[1]

See the Glossary section of our annual Management’s Discussion and Analysis dated December 2, 2025, for the fiscal year ended October 31, 2025, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

[2]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 11 to 12 of this Earnings Release.
[3]	When we say “we”, “us”, “our”, “the bank” or “RBC”, we mean Royal Bank of Canada and its subsidiaries, as applicable.

2025 Full-Year Business Segment Performance

◾

20% earnings growth in Personal Banking, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 7% in Personal Banking – Canada. We recorded growth in non-term and term deposit products, as Bank of Canada interest rates have decreased. We also maintained our number one market share position in Personal Core Deposits and Guaranteed Investment Certificates.[4] Favorable equity market conditions and client sales activity also drove higher average mutual fund balances. These factors were partially offset by higher non-interest expenses. Net income for the current year includes the impact of five additional months of HSBC Canada results.

◾

7% earnings growth in Commercial Banking, mainly due to higher total revenue driven by increases of 16% in average loans and acceptances and 10% in average deposits across all major product lines and client segments. These factors were partially offset by higher PCL as rising unemployment rates, slowing economic growth and the impacts of trade disruptions, resulting in higher provisions on impaired and performing loans. Higher non-interest expense also partially offset the increase in total revenue. Net income for the current year includes the impact of five additional months of HSBC Canada results.

◾

25% earnings growth in Wealth Management, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher transactional revenue driven by client activity as well as higher net interest income reflecting average volume growth in loans and deposits and higher spreads also contributed to the increase. Our wealth advisory businesses continued to realize net positive flows of fee-based client assets reflecting the strength of our business driven by the quality of our advice, the breadth of our investment and holistic wealth planning solutions and clients’ trust in our brand. Within our asset management businesses, we captured increased share in Canadian retail mutual fund sales as the sector returned to positive net flows.

◾

14% earnings growth in Insurance, primarily due to higher insurance service result driven by improved claims experience in longevity reinsurance and life retrocession products. This was partially offset by the impact of unfavourable annual actuarial assumption updates driven by life retrocession products. Lower taxes reflecting changes in earnings mix also contributed to the increase. Amidst a challenging macroeconomic backdrop, RBC Insurance delivered steady growth in total premiums and deposits, supported by the strength of our overall insurance product portfolio.

◾

18% earnings growth in Capital Markets, primarily due to higher revenue in Global Markets and Corporate & Investment Banking. The impact of foreign exchange translation also contributed to the increase. Overall financial market activity was driven by elevated market volatility in the first half of 2025, which supported robust client-driven trading flows, notably from equities, foreign exchange and interest rate trading. The second half of 2025 saw a reduction in market volatility, which supported a recovery in credit trading, partly offset by slower growth in equities trading volumes. Investment banking fee pool growth slowed in the first half of 2025 amidst macroeconomic uncertainty and market volatility; however, the fee pools increased in the second half of 2025. Against this backdrop, we continued to expand our client coverage, which contributed to revenue growth. These factors were partially offset by higher compensation on increased results and higher taxes reflecting the impact of Pillar Two legislation and changes in earnings mix, net of favourable tax adjustments.

Q4 2025 Performance

Record net income and diluted EPS of $5.4 billion and $3.76 were both up 29% from a year ago, reflecting higher results in Capital Markets, Wealth Management, Personal Banking and Commercial Banking, partially offset by lower results in Insurance. Prior period results included HSBC Canada transaction and integration costs, which was treated as a specified item and reported in Corporate Support. The PCL on loans ratio of 39 bps increased 4 bps from the prior year. Adjusted net income5 and adjusted diluted EPS5 of $5.6 billion and $3.85 were both up 25% compared to the prior year.

Record pre-provision, pre-tax earnings5 of $7.8 billion were up 29% from a year ago, mainly due to higher revenue in Global Markets and Corporate & Investment Banking in Capital Markets. Higher net interest income in our Personal Banking and Commercial Banking segments reflecting higher average volume growth and higher spreads, as well as higher fee-based client assets in Wealth Management also contributed to the increase. These factors were partially offset by higher variable compensation on increased results.

Compared to last quarter, net income was relatively flat reflecting higher results in Wealth Management and Capital Markets, partially offset by lower results in Insurance, Personal Banking and Commercial Banking. Adjusted net income5 was flat over the same period. Results this quarter reflected higher provisions for credit losses with a PCL on loans ratio of 39 bps, up 4 bps from the prior quarter.

	Reported:		Adjusted[5]:
Q4 2025 Compared to Q4 2024	• Net income of $5,434 million	é 29%	• Net income of $5,554 million	é 25%
	• Diluted EPS of $3.76	é 29%	• Diluted EPS of $3.85	é 25%
	• ROE of 16.8%	é 252 bps	• ROE of 17.2%	é 210 bps
	• CET1 ratio[6] of 13.5%	é 30 bps

Q4 2025 Compared to Q3 2025	• Net income of $5,434 million	è 0%	• Net income of $5,554 million	è 0%
	• Diluted EPS of $3.76	è 0%	• Diluted EPS of $3.85	è 0%
	• ROE of 16.8%	ê 48 bps	• ROE of 17.2%	ê 50 bps
	• CET1 ratio[6] of 13.5%	é 30 bps

[4]

Market share is calculated using the most current data available from the Office of the Superintendent of Financial Institutions (OSFI) (M4), the Securities and Investment Management Association (SIMA) and the Canadian Bankers Association (CBA), and is as at August 2025 and June 2025. This is based on the following key product categories: Personal Lending (including residential mortgages), Personal Core Deposits and Guaranteed Investment Certificates, Credit Cards and Long-term Mutual Funds.

[5]	These are non-GAAP measures. For further information, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 11 to 12 of this Earnings Release.
[6]

See the Glossary section of our annual Management’s Discussion and Analysis dated December 2, 2025, for the fiscal year ended October 31, 2025, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Selected Financial and Other Highlights (1)

	As at or for the three months ended			As at or for the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Total revenue	$17,209	$16,985	$15,074	$66,605	$57,344
PCL	1,007	881	840	4,362	3,232
Non-interest expense	9,374	9,232	9,019	36,592	34,250
Income before income taxes	6,828	6,872	5,215	25,651	19,862
Net income	$5,434	$5,414	$4,222	$20,369	$16,240
Net income - adjusted (2), (3)	$5,554	$5,534	$4,439	$20,870	$17,430
Segments - net income
Personal Banking	$1,887	$1,938	$1,579	$7,105	$5,921
Commercial Banking	810	836	774	3,020	2,818
Wealth Management	1,284	1,096	969	4,289	3,422
Insurance	98	247	162	828	729
Capital Markets	1,431	1,328	985	5,393	4,573
Corporate Support	(76)	(31)	(247)	(266)	(1,223)
Net income	$5,434	$5,414	$4,222	$20,369	$16,240
Selected information
EPS - basic	$3.77	$3.76	$2.92	$14.10	$11.27
- diluted	3.76	3.75	2.91	14.07	11.25
EPS - basic adjusted (2), (3)	3.86	3.84	3.07	14.46	12.11
- diluted adjusted (2), (3)	3.85	3.84	3.07	14.43	12.09
Return on common equity (ROE) (3)	16.8%	17.3%	14.3%	16.3%	14.4%
Return on common equity (ROE) adjusted (2), (3)	17.2%	17.7%	15.1%	16.7%	15.5%
Average common equity (4)	$124,900	$121,450	$114,750	$122,050	$110,650
Net interest margin (NIM) - on average earning assets, net (3)	1.62%	1.61%	1.68%	1.62%	1.54%
PCL on loans as a % of average net loans and acceptances	0.39%	0.35%	0.35%	0.43%	0.35%
PCL on performing loans as a % of average net loans and acceptances	0.01%	(0.01)%	0.09%	0.06%	0.07%
PCL on impaired loans as a % of average net loans and acceptances	0.38%	0.36%	0.26%	0.37%	0.28%
Gross impaired loans (GIL) as a % of loans and acceptances	0.83%	0.85%	0.59%	0.83%	0.59%
LCR (3)	127%	129%	128%	127%	128%
NSFR (3)	112%	114%	114%	112%	114%
Capital, Leverage and Total loss absorbing capacity (TLAC) ratios (3), (5)
CET1 ratio	13.5%	13.2%	13.2%	13.5%	13.2%
Tier 1 capital ratio	15.1%	14.8%	14.6%	15.1%	14.6%
Total capital ratio	16.8%	16.6%	16.4%	16.8%	16.4%
Leverage ratio	4.4%	4.5%	4.2%	4.4%	4.2%
TLAC ratio	31.5%	30.9%	29.3%	31.5%	29.3%
TLAC leverage ratio	9.2%	9.3%	8.4%	9.2%	8.4%
Selected balance sheet and other information (6)
Total assets	$2,325,006	$2,227,893	$2,171,582	$2,325,006	$2,171,582
Securities, net of applicable allowance	561,788	538,012	439,918	561,788	439,918
Loans, net of allowance for loan losses	1,042,422	1,025,460	981,380	1,042,422	981,380
Derivative assets	177,206	155,023	150,612	177,206	150,612
Deposits	1,515,616	1,481,477	1,409,531	1,515,616	1,409,531
Common equity	127,417	124,065	118,058	127,417	118,058
Total risk-weighted assets RWA (3), (5)	730,225	723,155	672,282	730,225	672,282
Assets under management (AUM) (3)	1,573,800	1,469,800	1,342,300	1,573,800	1,342,300
Assets under administration (AUA) (3), (7)	5,599,000	5,213,500	4,965,500	5,599,000	4,965,500
Common share information
Shares outstanding (000s) - average basic	1,403,782	1,407,280	1,414,460	1,409,072	1,411,903
- average diluted	1,406,696	1,409,680	1,416,829	1,411,589	1,413,755
- end of period	1,400,114	1,405,044	1,414,504	1,400,114	1,414,504
Dividends declared per common share	$1.54	$1.54	$1.42	$6.04	$5.60
Dividend yield (3)	3.1%	3.5%	3.5%	3.4%	3.9%
Dividend payout ratio (3)	41%	41%	49%	43%	50%
Common share price (RY on TSX) (8)	$205.47	$177.79	$168.39	$205.47	$168.39
Market capitalization (TSX) (9)	287,681	249,803	238,188	287,681	238,188
Business information (number of)
Employees (full-time equivalent) (FTE)	96,628	97,116	94,838	96,628	94,838
Bank branches	1,263	1,271	1,292	1,263	1,292
Automated teller machines (ATMs)	4,183	4,298	4,367	4,183	4,367
Period average US$ equivalent of C$1.00 (9)	$0.720	$0.728	$0.733	$0.712	$0.736
Period-end US$ equivalent of C$1.00	$0.713	$0.722	$0.718	$0.713	$0.718

(1)

On March 28, 2024, we completed the acquisition of HSBC Bank Canada (HSBC Canada transaction). HSBC Canada results have been consolidated from the closing date, and are included in our Personal Banking, Commercial Banking, Wealth Management and Capital Markets segments.

(2)	These are non-GAAP measures or ratios. For further details, including a reconciliation, refer to the Key performance and non-GAAP measures section on pages 11 to 12 of this Earnings Release.
(3)

See the Glossary section of our annual Management’s Discussion and Analysis dated December 2, 2025, for the fiscal year ended October 31, 2025, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

(4)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(5)

Capital ratios and RWA are calculated using OSFI’s Capital Adequacy Requirements (CAR) guideline, the Leverage ratio is calculated using OSFI’s Leverage Requirements (LR) guideline, and both the TLAC and TLAC leverage ratios are calculated using OSFI’s TLAC guideline. Both the CAR guideline and LR guideline are based on the Basel III framework. For further details, refer to the Capital management section of our 2025 Annual Report.

(6)	Represents period-end spot balances.
(7)

AUA includes $15 billion and $5 billion (July 31, 2025 – $15 billion and $6 billion, October 31, 2024 – $15 billion and $6 billion) of securitized residential mortgages and credit card loans, respectively.

(8)	Based on TSX closing market price at period-end.
(9)	Average amounts are calculated using month-end spot rates for the period.

Q4 2025 Reporting Segment Performance

Personal Banking

	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2025	July 31 2025	October 31 2024
Net interest income	$3,774	$3,698	$3,346
Non-interest income	1,404	1,362	1,312
Total revenue	5,178	5,060	4,658
PCL on performing assets	32	17	124
PCL on impaired assets	487	427	359
PCL	519	444	483
Non-interest expense	2,076	1,958	2,033
Income before income taxes	2,583	2,658	2,142
Net income	$1,887	$1,938	$1,579
Revenue by business
Personal Banking - Canada	$4,860	$4,751	$4,366
Caribbean & U.S. Banking	318	309	292
Key ratios
ROE	25.6%	27.0%	23.8%
NIM	2.70%	2.68%	2.49%
Efficiency ratio (1)	40.1%	38.7%	43.6%
Operating leverage (1)	9.1%	11.8%	2.1%
Selected balance sheet information
Average total assets	$571,800	$564,800	$552,400
Average total earning assets, net	554,300	547,400	534,500
Average loans and acceptances, net	543,500	537,100	525,000
Average deposits	436,400	437,300	431,000
Other information
AUA (2), (3)	$288,500	$272,700	$255,400
Average AUA	280,400	266,500	252,400
AUM (3)	6,100	5,800	6,400
Number of employees (FTE) (4)	32,335	38,220	38,642
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.36%	0.32%	0.27%
Other selected information - Personal Banking - Canada
Net income	$1,788	$1,843	$1,485
NIM	2.63%	2.61%	2.41%
Efficiency ratio	38.4%	37.2%	41.8%
Operating leverage	9.0%	12.5%	2.5%

(1)

See the Glossary section of our annual Management’s Discussion and Analysis dated December 2, 2025, for the fiscal year ended October 31, 2025, available at sedarplus.com, for an explanation of the composition of this measure. Such explanation is incorporated by reference hereto.

(2)

AUA includes securitized residential mortgages and credit card loans as at October 31, 2025 of $15 billion and $5 billion, respectively (July 31, 2025 – $15 billion and $6 billion, October 31, 2024 – $15 billion and $6 billion).

(3)	Represents period-end spot balances.
(4)

Includes FTE for all shared services across Personal Banking and Commercial Banking, for which the related non-interest expenses are allocated to both Personal Banking and Commercial Banking. Effective the fourth quarter of 2025, approximately 5,500 FTE who were previously shared services and are now dedicated to Commercial Banking were transferred from Personal Banking to Commercial Banking. As a result, FTE from the periods ended July 31, 2025 and October 31, 2024 may not be fully comparable.

Q4 2025 vs. Q4 2024

Net income increased $308 million or 20% from a year ago, primarily driven by higher net interest income reflecting higher spreads and average volume growth of 2% in Personal Banking - Canada. Higher non-interest income also contributed to the increase.

Total revenue increased $520 million or 11%, largely due to higher net interest income reflecting higher spreads and average volume growth of 3% in loans and 1% in deposits in Personal Banking - Canada. Higher average mutual fund balances driving higher distribution fees also contributed to the increase.

NIM was up 21 bps, mainly due to favourable changes in product mix and the sustained impact of a higher interest rate environment.

PCL increased $36 million or 7%, primarily due to higher provisions on impaired loans in our Canadian portfolios. This was partially offset by lower provisions on performing loans, primarily driven by lower unfavourable changes in credit quality and favourable changes to our macroeconomic forecast.

Non-interest expense increased $43 million or 2%, primarily due to higher marketing and communications costs.

Q4 2025 vs. Q3 2025

Net income decreased $51 million or 3% from last quarter, as higher net interest income reflecting average volume growth and higher spreads in Personal Banking - Canada and higher non-interest income reflecting higher average mutual fund balances driving higher distribution fees was more than offset by higher non-interest expense and higher PCL. Higher non-interest expense reflects higher marketing costs, largely associated with new client acquisition campaigns, while higher PCL reflects higher provisions on impaired loans in our Canadian personal and residential mortgages portfolios.

NIM was up 2 bps, mainly due to favourable changes in product mix.

Commercial Banking

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2025	2025	2024
Net interest income	$1,910	$1,828	$1,763
Non-interest income	311	324	314
Total revenue	2,221	2,152	2,077
PCL on performing assets	27	3	66
PCL on impaired assets	346	296	233
PCL	373	299	299
Non-interest expense	728	697	713
Income before income taxes	1,120	1,156	1,065
Net income	$810	$836	$774
Key ratios
ROE	15.8%	16.3%	16.7%
NIM	3.99%	3.86%	3.89%
Efficiency ratio	32.8%	32.4%	34.3%
Operating leverage	4.8%	4.8%	5.8%
Selected balance sheet information
Average total assets	$195,400	$193,200	$186,100
Average total earning assets, net	190,000	187,900	180,200
Average loans and acceptances, net	190,000	187,800	180,600
Average deposits	311,300	308,000	301,900
Other information
Number of employees (FTE) (1)	7,012	1,511	1,290
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.72%	0.62%	0.52%

(1)

Excludes FTE for all shared services across Personal Banking and Commercial Banking, for which the related non-interest expenses are allocated to both Personal Banking and Commercial Banking. Effective the fourth quarter of 2025, approximately 5,500 FTE who were previously shared services and are now dedicated to Commercial Banking were transferred from Personal Banking to Commercial Banking. As a result, FTE from the periods ended July 31, 2025 and October 31, 2024 may not be fully comparable.

Q4 2025 vs. Q4 2024

Net income increased $36 million or 5% from a year ago, primarily driven by higher net interest income reflecting average volume growth of 4% and higher spreads, partially offset by higher PCL.

Total revenue increased $144 million or 7%, primarily due to by higher net interest income reflecting average volume growth of 5% in loans and acceptances and 3% in deposits, and higher spreads.

PCL increased $74 million or 25%, primarily due to higher provisions on impaired loans in a few sectors, including the automotive and other services sectors. This was partially offset by lower provisions on performing loans, primarily driven by lower unfavourable changes in credit quality and favourable changes to our macroeconomic forecast.

Non-interest expense increased $15 million or 2%, mainly due to higher staff-related costs, professional fees and ongoing technology investments, net of realized synergies related to the HSBC Canada transaction.

Q4 2025 vs. Q3 2025

Net income decreased $26 million or 3% from last quarter, as higher net interest income reflecting higher spreads and average volume growth of 1% was more than offset by higher PCL and non-interest expense. Higher PCL largely reflected higher provisions on impaired loans in a few sectors, including the automotive and other services sectors, partially offset by lower provisions in the real estate and related sector.

Wealth Management
	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except number of, percentage amounts and as otherwise noted)	2025	2025	2024
Net interest income	$1,443	$1,321	$1,282
Non-interest income	4,457	4,192	3,904
Total revenue	5,900	5,513	5,186
PCL on performing assets	(39)	(40)	(57)
PCL on impaired assets	35	(3)	32
PCL	(4)	(43)	(25)
Non-interest expense	4,313	4,154	3,981
Income before income taxes	1,591	1,402	1,230
Net income	$1,284	$1,096	$969
Revenue by business
Canadian Wealth Management	$1,847	$1,734	$1,554
U.S. Wealth Management (including City National Bank (City National))	2,573	2,368	2,331
U.S. Wealth Management (including City National) (US$ millions)	1,852	1,724	1,709
Global Asset Management	908	853	768
International Wealth Management	377	356	350
Investor Services	195	202	183
Key ratios
ROE	19.7%	17.0%	16.0%
NIM	3.45%	3.27%	3.31%
Pre-tax margin (1)	27.0%	25.4%	23.7%
Selected balance sheet information
Average total assets	$190,300	$184,200	$177,800
Average total earning assets, net	166,100	160,400	153,900
Average loans and acceptances, net	125,800	121,600	115,100
Average deposits	173,200	167,000	167,600
Other information
AUA (2)	$5,284,800	$4,916,400	$4,685,900
AUM (2)	1,563,900	1,460,500	1,332,500
Average AUA	5,191,400	4,848,100	4,621,700
Average AUM	1,529,100	1,430,300	1,289,500
PCL on impaired loans as a % of average net loans and acceptances	0.11%	(0.01)%	0.11%
Number of employees (FTE)	26,374	26,397	25,672
Number of advisors (3)	6,229	6,218	6,116
		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2025 vs Q4 2024	Q4 2025 vs Q3 2025
Increase (decrease):
Total revenue		$70	$37
PCL		-	-
Non-interest expense		57	28
Net income		10	7
Percentage change in average US$ equivalent of C$1.00		(2)%	(1)%
Percentage change in average British pound equivalent of C$1.00		(3)%	0%
Percentage change in average Euro equivalent of C$1.00		(7)%	(2)%

(1)	Pre-tax margin is defined as income before income taxes divided by total revenue.
(2)	Represents period-end spot balances.
(3)	Represents client-facing advisors across all our Wealth Management businesses.

Q4 2025 vs. Q4 2024

Net income increased $315 million or 33% from a year ago, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher net interest income reflecting average volume growth in loans and deposits and higher spreads, higher transactional revenue and favourable tax adjustments also contributed to the increase.

Total revenue increased $714 million or 14%, largely due to higher fee-based client assets reflecting market appreciation and net sales as well as higher net interest income reflecting average volume growth in loans and deposits and higher spreads. Higher transactional revenue driven by client activity and the impact of foreign exchange translation also contributed to the increase.

PCL increased $21 million, primarily due to lower releases of provisions on performing loans in U.S. Wealth Management (including City National), largely driven by lower favourable changes to our macroeconomic forecast.

Non-interest expense increased $332 million or 8%, primarily due to higher variable compensation commensurate with increased results, higher staff costs and the impact of foreign exchange translation.

Q4 2025 vs. Q3 2025

Compared to last quarter, net income increased $188 million or 17%, mainly due to higher fee-based client assets reflecting market appreciation and net sales, which also drove higher variable compensation. Higher net interest income reflecting average volume growth in deposits and loans and higher spreads, higher transactional revenue driven by client activity and favourable tax adjustments also contributed to the increase.

Insurance

	As at or for the three months ended
	October 31	July 31	October 31
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	2025	2025	2024
Non-interest income
Insurance service result	$78	$279	$173
Insurance investment result	76	48	66
Other income	55	41	39
Total revenue	209	368	278
Non-interest expense	74	74	75
Income before income taxes	135	294	203
Net income	$98	$247	$162
Key ratios
ROE	20.6%	47.9%	31.7%
Selected balance sheet information
Average total assets	$31,400	$31,000	$28,300
Other information
Premiums and deposits (1), (2)	$1,778	$1,456	$1,643
Net insurance contract liabilities (3)	23,746	22,693	21,643
Contractual service margin (CSM) (4)	1,802	1,928	2,137
Number of employees (FTE)	2,853	2,939	2,788

(1)	Premiums and deposits include premiums on risk-based individual and group insurance and annuity products as well as segregated fund deposits, consistent with insurance industry practices.
(2)	Comparative amounts have been revised from those previously presented.
(3)	Includes insurance contract liabilities net of insurance contract assets.
(4)

Represents the CSM of insurance contract assets and liabilities net of reinsurance contract held assets and liabilities. For insurance contracts, the CSM represents the unearned profit (net inflows) for providing insurance coverage. For reinsurance contracts held, the CSM represents the net cost or net gain of purchasing reinsurance. The CSM is not applicable to contracts measured using the premium allocation approach.

Q4 2025 vs. Q4 2024

Net income decreased $64 million or 40% from a year ago, primarily due to lower insurance service result from the impact of unfavourable annual actuarial assumption updates in the current quarter driven by life retrocession products and an adjustment related to reinsurance contract recaptures.

Total revenue decreased $69 million or 25%, primarily due to lower insurance service result, as noted above.

Non-interest expense remained relatively flat.

Q4 2025 vs. Q3 2025

Net income decreased $149 million or 60% from last quarter, primarily due to lower insurance service result from the impact of unfavourable annual actuarial assumption updates in the current quarter driven by life retrocession products, less favourable claims experience in longevity reinsurance and life retrocession products, as well as an adjustment related to reinsurance contract recaptures. These factors were partially offset by higher favourable investment-related experience.

Capital Markets
	As at or for the three months ended
(Millions of Canadian dollars, except percentage amounts and as otherwise noted)	October 31 2025	July 31 2025	October 31 2024
Net interest income (1)	$1,309	$1,287	$941
Non-interest income (1)	2,302	2,471	1,962
Total revenue (1)	3,611	3,758	2,903
PCL on performing assets	1	(7)	68
PCL on impaired assets	118	187	14
PCL	119	180	82
Non-interest expense	1,981	2,059	1,897
Income before income taxes	1,511	1,519	924
Net income	$1,431	$1,328	$985
Revenue by business
Corporate & Investment Banking (2)	$1,812	$1,761	$1,537
Global Markets	1,749	1,941	1,349
Other (2)	50	56	17
Key ratios
ROE	14.1%	13.2%	11.8%
Selected balance sheet information
Average total assets	$1,353,700	$1,328,800	$1,099,000
Average trading securities	219,300	196,100	173,700
Average loans and acceptances, net	169,600	163,700	148,700
Average deposits	421,200	403,400	301,100
Other information
Number of employees (FTE)	7,648	8,010	7,424
Credit information
PCL on impaired loans as a % of average net loans and acceptances	0.27%	0.46%	0.04%

		For the three months ended
Estimated impact of U.S. dollar, British pound and Euro translation on key income statement items (Millions of Canadian dollars, except percentage amounts)		Q4 2025 vs Q4 2024	Q4 2025 vs Q3 2025
Increase (decrease):
Total revenue		$76	$38
PCL		3	1
Non-interest expense		36	15
Net income		35	21
Percentage change in average US$ equivalent of C$1.00		(2)%	(1)%
Percentage change in average British pound equivalent of C$1.00		(3)%	0%
Percentage change in average Euro equivalent of C$1.00		(7)%	(2)%

(1)

The taxable equivalent basis (teb) adjustment for the three months ended October 31, 2025 was $47 million (July 31, 2025 – $69 million, October 31, 2024 – $13 million). For further discussion, refer to the How we measure and report our business segments section of our 2025 Annual Report.

(2)	Comparative amounts have been revised from those previously presented.

Q4 2025 vs. Q4 2024

Net income increased $446 million or 45% from a year ago, primarily due to higher revenue in Global Markets and Corporate & Investment Banking.

Total revenue increased $708 million or 24%, largely due to higher fixed income trading revenue across all regions, higher equity trading revenue across most regions, higher M&A activity across all regions and higher lending revenue across most regions. The impact of foreign exchange translation also contributed to the increase.

PCL increased $37 million or 45%, mainly due to higher provisions on impaired loans in a few sectors, including the consumer staples and other services sectors. This was partially offset by lower provisions on performing assets, primarily driven by favourable changes in credit quality, partially offset by unfavourable changes to our macroeconomic forecast.

Non-interest expense increased $84 million or 4%, largely due to higher compensation on increased results, ongoing technology investments and the impact of foreign exchange translation. These factors were partially offset by the impact of higher legal provisions in the prior year.

Q4 2025 vs. Q3 2025

Net income increased $103 million or 8% from last quarter, primarily due to lower compensation, as well as lower taxes reflecting favourable tax adjustments. Lower PCL also contributed to the increase, largely reflecting lower provisions on impaired loans in the other services and financing products sectors. These factors were partially offset by lower debt and equity origination across most regions, as well as lower fixed income and foreign exchange trading revenue across all regions.

Corporate Support

	As at or for the three months ended
(Millions of Canadian dollars)	October 31 2025	July 31 2025	October 31 2024
Net interest income (loss) (1)	$209	$217	$339
Non-interest income (loss) (1), (2)	(119)	(83)	(367)
Total revenue (1), (2)	90	134	(28)
PCL	-	1	1
Non-interest expense (2)	202	290	320
Income (loss) before income taxes (1)	(112)	(157)	(349)
Income taxes (recoveries) (1)	(36)	(126)	(102)
Net income (loss)	$(76)	$(31)	$(247)

(1)	Teb adjusted.
(2)

Revenue for the three months ended October 31, 2025 included gains of $173 million (July 31, 2025 – gains of $260 million, October 31, 2024 – gains of $47 million) on economic hedges of our U.S. Wealth Management (including City National) share-based compensation plans, and non-interest expense included $161 million (July 31, 2025 – $234 million, October 31, 2024 – $50 million) of share-based compensation expense driven by changes in the fair value of liabilities relating to our U.S. Wealth Management (including City National) share-based compensation plans.

Due to the nature of activities and consolidation adjustments reported in this segment, we believe that a comparative period analysis is not relevant.

Total revenue and income taxes (recoveries) in Corporate Support include the deduction of the teb adjustment related to the gross-up of income from the U.S. tax credit business and income from Canadian taxable corporate dividends received on or before December 31, 2023 that are recorded in Capital Markets.

The teb amount for the three months ended October 31, 2025 was $47 million, compared to $69 million in the prior quarter and $13 million in the same quarter last year. For further discussion, refer to the How we measure and report our business segments section of our 2025 Annual Report.

The following identifies the material items, other than the teb impacts noted previously, affecting the reported results in each period.

Q4 2025

Net loss was $76 million, primarily due to residual unallocated costs, partially offset by asset/liability management activities.

Q3 2025

Net loss was $31 million, primarily due to residual unallocated costs, including severance, partially offset by asset/liability management activities.

Q4 2024

Net loss was $247 million, primarily due to the after-tax impact of the HSBC Canada transaction and integration costs of $134 million, which was treated as a specified item. Residual unallocated costs also contributed to the net loss.

For further details on specified items, refer to the Key performance and non-GAAP measures section of this Earnings Release.

Capital, Liquidity and Credit Quality

Capital – As at October 31, 2025, our CET1 ratio7 was 13.5%, up 30 bps from last year, primarily reflecting net internal capital generation and favourable impact of fair value OCI adjustments, partially offset by higher RWA and share repurchases.

Liquidity – For the quarter ended October 31, 2025, the average LCR7 was 127%, which translates into a surplus of approximately $97 billion, compared to 129% and a surplus of approximately $103 billion in the prior quarter. Average LCR7 decreased from the prior quarter, primarily due to loan growth and changes in securities mix. These factors were partially offset by growth in deposits and funding.

NSFR7 as at October 31, 2025 was 112%, which translates into a surplus of approximately $127 billion, compared to 114% and a surplus of approximately $137 billion in the prior quarter. NSFR7 decreased from the previous quarter, primarily due to higher required stable funding on securities and securities financing transactions and loan growth. These factors were partially offset by growth in deposits and funding.

Credit Quality

Q4 2025 vs. Q4 2024

Total PCL of $1,007 million increased $167 million or 20% from a year ago, primarily due to higher provisions in Commercial Banking, Capital Markets and Personal Banking. The PCL on loans ratio of 39 bps increased 4 bps. The PCL on impaired loans ratio of 38 bps increased 12 bps.

PCL on performing loans decreased $194 million or 93%, primarily due to lower unfavourable changes in credit quality.

PCL on impaired loans increased $344 million or 54%, primarily due to higher provisions in Personal Banking, Commercial Banking and Capital Markets.

Q4 2025 vs. Q3 2025

Total PCL increased $126 million or 14% from last quarter, primarily due to higher provisions in Personal Banking and Commercial Banking, and lower releases of provisions in Wealth Management. This was partially offset by lower provisions in Capital Markets. The PCL on loans ratio increased 4 bps. The PCL on impaired loans ratio increased 2 bps.

PCL on performing loans was $14 million, compared to $(28) million last quarter, reflecting provisions taken in the current quarter, driven by unfavourable changes in credit quality and portfolio growth, partially offset by favourable changes to our macroeconomic forecast, as compared to releases of provisions last quarter.

PCL on impaired loans increased $71 million or 8%, primarily due to higher provisions in Personal Banking, Commercial Banking and Wealth Management, partially offset by lower provisions in Capital Markets.

[7]

See the Glossary section of our annual Management’s Discussion and Analysis dated December 2, 2025, for the fiscal year ended October 31, 2025, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Key performance and non-GAAP measures

Performance measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. Certain financial metrics, including ROE, do not have a standardized meaning under generally accepted accounting principles (GAAP) and may not be comparable to similar measures disclosed by other financial institutions.

Return on common equity

We use ROE, at both the consolidated and business segment levels, as a measure of return on total capital invested in our business. Management views the business segment ROE measure as a useful measure for supporting investment and resource allocation decisions because it adjusts for certain items that may affect comparability between business segments and certain competitors.

Our consolidated ROE calculation is based on net income available to common shareholders divided by total average common equity for the period. Business segment ROE calculations are based on net income available to common shareholders divided by average attributed capital for the period. For each segment, with the exception of Insurance, average attributed capital includes the capital and leverage required to underpin various risks as described in the Capital management section of our 2025 Annual Report and amounts invested in goodwill and intangibles and other regulatory deductions. For Insurance, the allocation of capital remained unchanged in fiscal 2025 and continued to be based on fully diversified economic capital.

The attribution of capital involves the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management as deemed necessary. Changes to such assumptions, judgments and methodologies can have a material effect on the business segment ROE information that we report. Other companies that disclose information on similar attributions and related return measures may use different assumptions, judgments and methodologies.

The following table provides a summary of our ROE calculations:

Calculation of ROE

	For the three months ended							For the year ended
	October 31, 2025							October 31, 2025
(Millions of Canadian dollars, except percentage amounts)	Personal Banking (3)	Commercial Banking (3)	Wealth Management (3)	Insurance	Capital Markets (3)	Corporate Support	Total	Total
Net income available to common shareholders	$1,853	$788	$1,255	$96	$1,389	$(88)	$5,293	$19,868
Total average common equity (1), (2)	28,800	19,800	25,250	1,850	39,050	10,150	124,900	122,050
ROE	25.6%	15.8%	19.7%	20.6%	14.1%	n.m.	16.8%	16.3%

(1)	Total average common equity represents rounded figures.
(2)	The amounts for the segments are referred to as attributed capital.
(3)	Effective the first quarter of 2025, we increased our capital attribution rates. For further details, refer to the How we measure and report our business segments section.
n.m.	not meaningful

Non-GAAP measures

Non-GAAP measures and ratios do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following discussion describes the non-GAAP measures and ratios we use in evaluating our operating results.

Pre-provision, pre-tax earnings

We use pre-provision, pre-tax earnings (PPPT) to assess our ability to generate sustained earnings growth outside of credit losses, which are impacted by the cyclical nature of the credit cycle. PPPT may enhance comparability of our financial performance and enable readers to better assess trends in the underlying businesses. The following table provides a reconciliation of our reported results to PPPT and illustrates the calculation of PPPT presented:

	For the three months ended			For the year ended
(Millions of Canadian dollars)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Net income	$5,434	$5,414	$4,222	$20,369	$16,240
Add: Income taxes	1,394	1,458	993	5,282	3,622
Add: PCL	1,007	881	840	4,362	3,232
Pre-provision, pre-tax earnings	$7,835	$7,753	$6,055	$30,013	$23,094

Adjusted results and ratios

We believe that adjusted results are more reflective of our ongoing operating results and provide readers with a better understanding of management’s perspective on performance. Specified items discussed below can lead to variability that could obscure trends in underlying business performance and the amortization of acquisition-related intangibles can differ widely between organizations. Excluding the impact of specified items and amortization of acquisition-related intangibles may enhance comparability of our financial performance and enable readers to better assess trends in our underlying businesses.

Our results for the three months ended October 31, 2024 and for the year ended October 31, 2025 and October 31, 2024 were adjusted for the following specified item:

•

HSBC Canada transaction and integration costs. Effective the third quarter of 2025, we no longer treated HSBC Canada transaction and integration costs as a specified item. Integration activities have been completed.

Our results for the year ended October 31, 2024 were also adjusted for the following specified item:

•	Management of closing capital volatility related to the HSBC Canada transaction.

Adjusted ratios, including adjusted EPS (basic and diluted), adjusted ROE and adjusted efficiency ratio, which are derived from adjusted results, are useful to readers because they may enhance comparability in assessing profitability on a per-share basis, how efficiently profits are generated from average common equity and how efficiently costs are managed relative to revenues. Adjusted results and ratios can also help inform and support strategic choices and capital allocation decisions.

Additional information about ROE and other key performance and non-GAAP measures can be found under the Key performance and non-GAAP measures section of our 2025 Annual Report.

Consolidated results, reported and adjusted

The following table provides a reconciliation of our reported results to our adjusted results and illustrates the calculation of adjusted measures presented. The adjusted results and ratios presented below are non-GAAP measures or ratios.

	As at or for the three months ended			For the year ended
(Millions of Canadian dollars, except per share, number of and percentage amounts)	October 31 2025	July 31 2025	October 31 2024	October 31 2025	October 31 2024
Total revenue	$17,209	$16,985	$15,074	$66,605	$57,344
PCL	1,007	881	840	4,362	3,232
Non-interest expense	9,374	9,232	9,019	36,592	34,250
Income before income taxes	6,828	6,872	5,215	25,651	19,862
Income taxes	1,394	1,458	993	5,282	3,622
Net income	$5,434	$5,414	$4,222	$20,369	$16,240
Net income available to common shareholders	$5,293	$5,290	$4,128	$19,868	$15,908
Average number of common shares (thousands)	1,403,782	1,407,280	1,414,460	1,409,072	1,411,903
Basic earnings per share (in dollars)	$3.77	$3.76	$2.92	$14.10	$11.27
Average number of diluted common shares (thousands)	1,406,696	1,409,680	1,416,829	1,411,589	1,413,755
Diluted earnings per share (in dollars)	$3.76	$3.75	$2.91	$14.07	$11.25
ROE	16.8%	17.3%	14.3%	16.3%	14.4%
Effective income tax rate	20.4%	21.2%	19.0%	20.6%	18.2%
Total adjusting items impacting net income (before-tax)	$153	$153	$298	$655	$1,552
Specified item: HSBC Canada transaction and integration costs (1),(2)	-	-	177	43	960
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	-	-	-	-	131
Amortization of acquisition-related intangibles (3)	153	153	121	612	461
Total income taxes for adjusting items impacting net income	$33	$33	$81	$154	$362
Specified item: HSBC Canada transaction and integration costs (1)	-	-	43	13	201
Specified item: Management of closing capital volatility related to the HSBC Canada transaction (1)	-	-	-	-	36
Amortization of acquisition-related intangibles (3)	33	33	38	141	125
Adjusted results (4)
Income before income taxes - adjusted	$6,981	$7,025	$5,513	$26,306	$21,414
Income taxes - adjusted	1,427	1,491	1,074	5,436	3,984
Net income - adjusted	5,554	5,534	4,439	20,870	17,430
Net income available to common shareholders - adjusted	5,413	5,410	4,345	20,369	17,098
Average number of common shares (thousands)	1,403,782	1,407,280	1,414,460	1,409,072	1,411,903
Basic earnings per share (in dollars) - adjusted (4)	$3.86	$3.84	$3.07	$14.46	$12.11
Average number of diluted common shares (thousands)	1,406,696	1,409,680	1,416,829	1,411,589	1,413,755
Diluted earnings per share (in dollars) - adjusted (4)	$3.85	$3.84	$3.07	$14.43	$12.09
ROE - adjusted (4)	17.2%	17.7%	15.1%	16.7%	15.5%
Effective income tax rate - adjusted (4)	20.4%	21.2%	19.5%	20.7%	18.6%

(1)	These amounts have been recognized in Corporate Support.
(2)

As at October 31, 2025, the cumulative HSBC Canada transaction and integration costs (before-tax) incurred were $1.4 billion. Effective the third quarter of 2025, we no longer treated HSBC Canada transaction and integration costs as a specified item. Integration activities have been completed.

(3)	Represents the impact of amortization of acquisition-related intangibles (excluding amortization of software), and any goodwill impairment.
(4)

See the Glossary section of our annual Management’s Discussion and Analysis dated December 2, 2025, for the fiscal year ended October 31, 2025, available at sedarplus.com, for an explanation of the composition of these measures. Such explanation is incorporated by reference hereto.

Consolidated Financial Statements

Consolidated Balance Sheets

	As at
(Millions of Canadian dollars)	October 31 2025 (1)	July 31 2025 (2)	October 31 2024 (1)

Assets
Cash and due from banks	$37,024	$34,927	$56,723
Interest-bearing deposits with banks	50,364	72,824	66,020

Securities
Trading	219,067	204,154	183,300
Investment, net of applicable allowance	342,721	333,858	256,618
	561,788	538,012	439,918
Assets purchased under reverse repurchase agreements and securities borrowed	309,683	265,832	350,803

Loans
Retail	652,344	644,791	626,978
Wholesale	397,171	387,941	360,439
	1,049,515	1,032,732	987,417
Allowance for loan losses	(7,093)	(7,272)	(6,037)
	1,042,422	1,025,460	981,380

Other
Derivatives	177,206	155,023	150,612
Premises and equipment	6,819	6,742	6,852
Goodwill	19,405	19,316	19,286
Other intangibles	7,402	7,426	7,798
Other assets	112,893	102,331	92,190
	323,725	290,838	276,738
Total assets	$2,325,006	$2,227,893	$2,171,582

Liabilities and equity

Deposits
Personal	$529,740	$523,327	$522,139
Business and government	946,314	918,163	839,670
Bank	39,562	39,987	47,722
	1,515,616	1,481,477	1,409,531

Other
Obligations related to securities sold short	49,891	47,072	35,286
Obligations related to assets sold under repurchase agreements and securities loaned	289,516	266,287	305,321
Derivatives	183,953	158,862	163,763
Insurance contract liabilities	24,327	23,390	22,231
Other liabilities	108,591	101,341	94,712
	656,278	596,952	621,313
Subordinated debentures	13,961	13,832	13,546
Total liabilities	2,185,855	2,092,261	2,044,390
Equity attributable to shareholders
Preferred shares and other equity instruments	11,675	11,498	9,031
Common shares	20,753	20,873	20,952
Retained earnings	96,938	94,971	88,608
Other components of equity	9,726	8,221	8,498
	139,092	135,563	127,089
Non-controlling interests	59	69	103
Total equity	139,151	135,632	127,192
Total liabilities and equity	$2,325,006	$2,227,893	$2,171,582

(1)	Derived from audited financial statements.
(2)	Derived from unaudited financial statements.

Consolidated Statements of Income

	For the three months ended			For the year ended
(Millions of Canadian dollars, except per share amounts)	October 31 2025 (1)	July 31 2025 (1)	October 31 2024 (1)	October 31 2025 (2)	October 31 2024 (2)

Interest and dividend income
Loans	$14,195	$14,033	$14,405	$56,042	$54,040
Securities	5,321	5,057	4,438	20,055	17,668
Assets purchased under reverse repurchase agreements and securities borrowed	5,607	5,524	6,257	22,367	27,121
Deposits and other	1,167	1,496	1,398	5,361	6,122
	26,290	26,110	26,498	103,825	104,951

Interest expense
Deposits and other	11,058	11,227	12,031	44,817	47,256
Other liabilities	6,426	6,377	6,603	25,371	28,967
Subordinated debentures	161	155	193	637	775
	17,645	17,759	18,827	70,825	76,998
Net interest income	8,645	8,351	7,671	33,000	27,953

Non-interest income
Insurance service result	78	279	173	867	777
Insurance investment result	76	48	66	284	294
Trading revenue	604	685	383	3,125	2,327
Investment management and custodial fees	2,794	2,642	2,501	10,647	9,325
Mutual fund revenue	1,364	1,273	1,189	5,084	4,437
Securities brokerage commissions	504	444	428	1,905	1,660
Service charges	608	598	596	2,425	2,294
Underwriting and other advisory fees	760	850	656	2,899	2,672
Foreign exchange revenue, other than trading	334	311	301	1,301	1,142
Card service revenue	349	339	332	1,333	1,273
Credit fees	470	395	358	1,670	1,592
Net gains on investment securities	2	18	13	120	170
Income (loss) from joint ventures and associates	13	25	11	73	(16)
Other	608	727	396	1,872	1,444
	8,564	8,634	7,403	33,605	29,391
Total revenue	17,209	16,985	15,074	66,605	57,344
Provision for credit losses	1,007	881	840	4,362	3,232

Non-interest expense
Human resources	5,788	5,869	5,423	23,122	21,083
Equipment	721	684	674	2,790	2,537
Occupancy	412	410	514	1,679	1,805
Communications	435	357	348	1,497	1,369
Professional fees	609	528	657	2,177	2,525
Amortization of other intangibles	431	436	398	1,759	1,549
Other	978	948	1,005	3,568	3,382
	9,374	9,232	9,019	36,592	34,250

Income before income taxes	6,828	6,872	5,215	25,651	19,862
Income taxes	1,394	1,458	993	5,282	3,622
Net income	$5,434	$5,414	$4,222	$20,369	$16,240

Net income attributable to:
Shareholders	$5,432	$5,415	$4,219	$20,362	$16,230
Non-controlling interests	2	(1)	3	7	10
	$5,434	$5,414	$4,222	$20,369	$16,240
Basic earnings per share (in dollars)	$3.77	$3.76	$2.92	$14.10	$11.27
Diluted earnings per share (in dollars)	3.76	3.75	2.91	14.07	11.25
Dividends per common share (in dollars)	1.54	1.54	1.42	6.04	5.60

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Comprehensive Income

(Millions of Canadian dollars)	For the three months ended			For the year ended
	October 31 2025 (1)	July 31 2025 (1)	October 31 2024 (1)	October 31 2025 (2)	October 31 2024 (2)
Net income	$5,434	$5,414	$4,222	$20,369	$16,240
Other comprehensive income (loss), net of taxes
Items that will be reclassified subsequently to income:
Net change in unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income
Net unrealized gains (losses) on debt securities and loans at fair value through other comprehensive income	568	220	(9)	758	1,104
Provision for credit losses recognized in income	(1)	(2)	(1)	(5)	(1)
Reclassification of net losses (gains) on debt securities and loans at fair value through other comprehensive income to income	(8)	(22)	(26)	(121)	(140)
	559	196	(36)	632	963
Foreign currency translation adjustments
Unrealized foreign currency translation gains (losses)	1,084	369	801	826	1,029
Net foreign currency translation gains (losses) from hedging activities	(470)	(152)	(356)	(315)	(514)
Reclassification of losses (gains) on foreign currency translation to income	(12)	-	-	(25)	-
Reclassification of losses (gains) on net investment hedging activities to income	-	-	-	-	1
	602	217	445	486	516
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	532	(322)	288	780	338
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	(187)	(146)	(247)	(669)	(827)
	345	(468)	41	111	(489)
Items that will not be reclassified subsequently to income:
Remeasurement gains(losses) on employee benefit plans	2	278	348	329	531
Net gains(losses) from fair value changes due to credit risk on financial liabilities designated at fair value through profit or loss	(281)	(576)	20	(894)	(1,041)
Net gains (losses) on equity securities designated at fair value through other comprehensive income	41	30	41	109	117
	(238)	(268)	409	(456)	(393)
Total other comprehensive income (loss), net of taxes	1,268	(323)	859	773	597
Total comprehensive income (loss)	$6,702	$5,091	$5,081	$21,142	$16,837
Total comprehensive income attributable to:
Shareholders	$6,699	$5,092	$5,078	$21,134	$16,827
Non-controlling interests	3	(1)	3	8	10
	$6,702	$5,091	$5,081	$21,142	$16,837

(1)	Derived from unaudited financial statements.
(2)	Derived from audited financial statements.

Consolidated Statements of Changes in Equity

	For the three months ended October 31, 2025 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$11,524	$20,916	$(26)	$(43)	$94,971	$(824)	$7,012	$2,033	$8,221	$135,563	$69	$135,632
Changes in equity
Issues of share capital and other equity instruments	1,869	19	-	-	(8)	-	-	-	-	1,880	-	1,880
Common shares purchased for cancellation	-	(72)	-	-	(915)	-	-	-	-	(987)	-	(987)
Redemption of preferred shares and other equity instruments	(1,750)	-	-	-	-	-	-	-	-	(1,750)	-	(1,750)
Sales of treasury shares and other equity instruments	-	-	1,796	1,544	-	-	-	-	-	3,340	-	3,340
Purchases of treasury shares and other equity instruments	-	-	(1,738)	(1,611)	-	-	-	-	-	(3,349)	-	(3,349)
Share-based compensation awards	-	-	-	-	6	-	-	-	-	6	-	6
Dividends on common shares	-	-	-	-	(2,158)	-	-	-	-	(2,158)	-	(2,158)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(139)	-	-	-	-	(139)	(13)	(152)
Other	-	-	-	-	(13)	-	-	-	-	(13)	-	(13)
Net income	-	-	-	-	5,432	-	-	-	-	5,432	2	5,434
Total other comprehensive income (loss), net of taxes	-	-	-	-	(238)	559	601	345	1,505	1,267	1	1,268
Balance at end of period	$11,643	$20,863	$32	$(110)	$96,938	$(265)	$7,613	$2,378	$9,726	$139,092	$59	$139,151

	For the three months ended October 31, 2024 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,520	$20,977	$(28)	$(191)	$86,065	$(861)	$6,683	$2,226	$8,048	$124,391	$101	$124,492
Changes in equity
Issues of share capital and other equity instruments	-	42	-	-	-	-	-	-	-	42	-	42
Common shares purchased for cancellation	-	(6)	-	-	(61)	-	-	-	-	(67)	-	(67)
Redemption of preferred shares and other equity instruments	(500)	-	-	-	-	-	-	-	-	(500)	-	(500)
Sales of treasury shares and other equity instruments	-	-	178	1,524	-	-	-	-	-	1,702	-	1,702
Purchases of treasury shares and other equity instruments	-	-	(139)	(1,394)	-	-	-	-	-	(1,533)	-	(1,533)
Share-based compensation awards	-	-	-	-	63	-	-	-	-	63	-	63
Dividends on common shares	-	-	-	-	(2,010)	-	-	-	-	(2,010)	-	(2,010)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(91)	-	-	-	-	(91)	(1)	(92)
Other	-	-	-	-	14	-	-	-	-	14	-	14
Net income	-	-	-	-	4,219	-	-	-	-	4,219	3	4,222
Total other comprehensive income (loss), net of taxes	-	-	-	-	409	(36)	445	41	450	859	-	859
Restated balance at end of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192

(1)	Derived from unaudited financial statements.

	For the year ended October 31, 2025 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192
Changes in equity
Issues of share capital and other equity instruments	4,973	77	-	-	(28)	-	-	-	-	5,022	-	5,022
Common shares purchased for cancellation	-	(227)	-	-	(2,541)	-	-	-	-	(2,768)	-	(2,768)
Redemption of preferred shares and other equity instruments	(2,350)	-	-	-	-	-	-	-	-	(2,350)	-	(2,350)
Sales of treasury shares and other equity instruments	-	-	4,937	5,762	-	-	-	-	-	10,699	-	10,699
Purchases of treasury shares and other equity instruments	-	-	(4,916)	(5,811)	-	-	-	-	-	(10,727)	-	(10,727)
Share-based compensation awards	-	-	-	-	29	-	-	-	-	29	-	29
Dividends on common shares	-	-	-	-	(8,502)	-	-	-	-	(8,502)	-	(8,502)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(494)	-	-	-	-	(494)	(52)	(546)
Other	-	-	-	-	(40)	-	-	-	-	(40)	-	(40)
Net income	-	-	-	-	20,362	-	-	-	-	20,362	7	20,369
Total other comprehensive income (loss), net of taxes	-	-	-	-	(456)	632	485	111	1,228	772	1	773
Balance at end of period	$11,643	$20,863	$32	$(110)	$96,938	$(265)	$7,613	$2,378	$9,726	$139,092	$59	$139,151

	For the year ended October 31, 2024 (1)
						Other components of equity
(Millions of Canadian dollars)	Preferred shares and other equity instruments	Common shares	Treasury - preferred shares and other equity instruments	Treasury - common shares	Retained earnings	FVOCI securities and loans	Foreign currency translation	Cash flow hedges	Total other components of equity	Equity attributable to shareholders	Non-controlling interests	Total equity
Balance at beginning of period	$7,323	$19,398	$(9)	$(231)	$81,059	$(1,860)	$6,612	$2,756	$7,508	$115,048	$99	$115,147
Changes in equity
Issues of share capital and other equity instruments	2,720	1,628	-	-	(18)	-	-	-	-	4,330	-	4,330
Common shares purchased for cancellation	-	(13)	-	-	(127)	-	-	-	-	(140)	-	(140)
Redemption of preferred shares and other equity instruments	(1,023)	-	-	-	2	-	-	-	-	(1,021)	-	(1,021)
Sales of treasury shares and other equity instruments	-	-	1,245	5,472	-	-	-	-	-	6,717	-	6,717
Purchases of treasury shares and other equity instruments	-	-	(1,225)	(5,302)	-	-	-	-	-	(6,527)	-	(6,527)
Share-based compensation awards	-	-	-	-	69	-	-	-	-	69	-	69
Dividends on common shares	-	-	-	-	(7,916)	-	-	-	-	(7,916)	-	(7,916)
Dividends on preferred shares and distributions on other equity instruments	-	-	-	-	(322)	-	-	-	-	(322)	(6)	(328)
Other	-	-	-	-	24	-	-	-	-	24	-	24
Net income	-	-	-	-	16,230	-	-	-	-	16,230	10	16,240
Total other comprehensive income (loss), net of taxes	-	-	-	-	(393)	963	516	(489)	990	597	-	597
Balance at end of period	$9,020	$21,013	$11	$(61)	$88,608	$(897)	$7,128	$2,267	$8,498	$127,089	$103	$127,192

(1)	Derived from audited financial statements.

Caution Regarding Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders, and in other communications. In addition, our representatives may communicate forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements in this document include, but are not limited to, statements by our President and Chief Executive Officer. The forward-looking statements contained in this document represent the views of management and are presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision, strategic goals and priorities and anticipated financial performance, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “suggest”, “seek”, “foresee”, “forecast”, “schedule”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan”, “outlook”, “timeline” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could”, “can”, “would” or negative or grammatical variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct, that our financial performance, environmental & social or other objectives, vision and strategic goals will not be achieved, and that our actual results may differ materially from such predictions, forecasts, projections, expectations or conclusions.

We caution readers not to place undue reliance on our forward-looking statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include, but are not limited to: business and economic conditions in the geographic regions in which we operate, Canadian housing and household indebtedness, information technology, cyber and third-party risks, geopolitical uncertainty, environmental and social (E&S) risk, digital disruption and innovation, privacy and data related risks, regulatory changes, culture and conduct risks, credit, market, liquidity and funding, insurance, operational, compliance, reputation and strategic risks, other risks discussed in the risk sections of our 2025 Annual Report, including legal and regulatory environment risk, the effects of changes in government fiscal, monetary and other policies and tax risk and transparency, risks associated with escalating trade tensions, including protectionist trade policies such as the imposition of tariffs, risks associated with the adoption of emerging technologies, such as cloud computing, artificial intelligence (AI), including generative AI (GenAI), and robotics, fraud risk and our ability to anticipate and successfully manage risks arising from all of the foregoing factors. Additional factors that could cause actual results to differ materially from the expectations in such forward-looking statements can be found in the risk sections of our 2025 Annual Report, as may be updated by subsequent quarterly reports.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events, as well as the inherent uncertainty of forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2025 Annual Report, as such sections may be updated by subsequent quarterly reports. Any forward-looking statements contained in this document represent the views of management only as of the date hereof, and except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2025 Annual Report, as may be updated by subsequent quarterly reports.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our 2025 Annual Report at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for December 3, 2025 at 8:00 a.m. (ET) and will feature a presentation about our fourth quarter and 2025 results by RBC executives. It will be followed by a question and answer period with analysts. Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (365-605-5174 or 888-510-2356, passcode: 6737613#). Please call between 7:50 a.m. and 7:55 a.m. (ET).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (ET) from December 3, 2025 until February 25, 2026 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (647-362-9199 or 800-770-2030, passcode: 6737613#).

Media Relations Contacts

Gillian McArdle, Vice President, Corporate Communications, gillian.mcardle@rbccm.com, 416-842-4231

Tracy Tong, Director, Financial Communications, tracy.tong@rbc.com, 437-655-1915

Investor Relations Contacts

Asim Imran, Senior Vice President, Head of Investor Relations, asim.imran@rbc.com, 416-955-7804

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 100,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank and one of the largest in the world, based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our more than 19 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

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